   Virginia K. Sourlis

ATTORNEY AT LAW

P.O. Box 237 Red Bank, NJ 07701 (732)530-9007 Fax(732)530-9008 www.SourlisLaw.com E-Fax (732) 210-0296	The Galleria, 2 Bridge Avenue Building 5, 1st Floor Red Bank, New Jersey 07701 Virginia@SourlisLaw.com

March 31, 2006

VIA FACSIMILE ONLY (202) 772-9206

William Friar
Senior Financial Analyst
Financial Services Group
Division of Corporate Finance
United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street N.E.
Washington, D.C. 20005

RE: Ultitek, Ltd.
Amendment No. 1 Registration Statement on Form 10-SB
File No. 000-51819

Dear Mr. Friar:

In response to the Staff’s comment letter dated March 22, 2206, please find following responses to the comments received from the Staff and a courtesy copy of a marked (with all of the relevant revisions) Amendment No. 1 to the Form 10-SB which was filed with the Securities and Exchange Commission via EDGAR on March 31, 2006.

Please call me at (732) 530-9007 with any questions or comments.

Very truly yours,

Virginia K. Sourlis, Esq.

cc: Ultitek, Ltd.

General

1.	Please note the updating requirements of Item 310(g) of Regulation S-B.

The prospectus has been updated accordingly.

Item 1 Description of Business, page 3

2.
Please disclose early in this section that Ultitek common stock is listed for trading on the NASD Pink Sheets and that there is no active trading in the stock. Also, present a financial overview, including how Ultitek generates revenue and a statement that Ultitek has insufficient revenues to satisfy its cash requirements through December, 2006.

The requested disclosures have been made in this section of the prospectus.

3.
Within this section please expand the discussion so that the reader has a better understanding of the magnitude of the company’s business, and how it attracts and retains its customers. For example…...

The Description of Business has been expanded accordingly in the business section as well as Plan of Operations. The names of our five largest customers are as follows:

1.	SIRIN (Russian largest airline tickets Distribution Company), city: Moscow
2.	Bilet Market (subsidiary of Air Union, second largest airline consortium, Computer Reservation Center servicing 5 airlines), city: Krasnoyarsk
3.	UralAviaInform (Computer Reservation Center for "URAL Airline"), city: Ekaterinburg
4.	YakutAvia Computer Center (computer reservation center, servicing 7 airlines) city: Yakutsk
5.	Kavminvodyavia Airline, city: Mineralnye Vody

Background, page 5

4.	We note the excessive use of acronyms throughout the filing. For clarity and ease of reading, please consider using the full names instead of the acronyms for CRS, GDS, AOS and DCS.

The full names have been used instead of acronyms throughout the prospectus.

5.	Please provide us with support for the statement: “An airline with as few as three aircrafts spends approximately $5 million a year on usage of Information Technology Systems….”

Please note that we have removed this statement in its entirety.

Technology, page 5

6.	Expand to further describe “multi-client server technology and to clarify the reason for stating that it is “far ahead of the mainframe-based technology.” Also, define “hot back up” services.

The requested descriptions have been made.

Airline Carrier Trends, page 6

7.	Provide us with support for the statement: “air travel is essential to the multi-trillion dollar global economy of the world’s developed and emerging nations…..”

Please note that we have removed this statement in its entirety.

8.	Clarify what you mean by “dislocations” as used in the first paragraph and by the referenced “three to six months” period. Specify the beginning and ending points of the period.

Please note that we have removed this statement in its entirety.

Competition, page 7

9.	Provide the staff with support for the statement made in the first sentence regarding the amount airlines have spent to develop their current CRS and GDS systems.

Please note that we have removed this statement in its entirety.

10.
Advise why 1998 information is used to show the number and dollar value of bookings by Galileo and tell us why eight year old data is relevant. Advise us if the “400 million bookings each year” of Sabre are also 1998 numbers.

Please note that we have removed this statement in its entirety.

Our Marketing Strategy, page 8

11.
Advise us of the basis for the statement that airlines subscribing to or using the airline related or owned competitors of Ultitek “are charged on some kind of transaction basis and the fees can be quite costly.”

Please note that we have removed this statement in its entirety.

12.	Clarify the difference among: internet-, intranet-, and extranet-based corporate travel systems.

We have clarified the difference in this section.

Pricing Strategies, page 10

Clarify the difference between a license and a sale of your product.

We have noted that our products are not sold, but are rather licensed.

13.
In this section you compare the cost of your product to that of your competitors. However, the various components of the cost of your system, such as royalties and maintenance, as not quantified, making it difficult to compare prices. Please review this section and clarify the pricing disclosure. Where practicable, quantify the 1.5% and 1% fees based on an estimated average price.

The requested clarification and revisions have been made.

Available Information, page 11

14.	Please update the Commission’s address to: 100 F Street NE and verify the public reference room number you use.

The correction to the Commission’s address has been made.

Management’s Discussion and Analysis, page 11

General

15.	Please revise this section to include all disclosures required under Item 303(b) and (c) of Regulation S-B.

The requested disclosures have been made.

16.	Please include a separately titled section to disclose your critical accounting estimates and provide the disclosures required by Section V of Release Nos. 33-8350/34-48960.

A section to disclose our critical accounting estimates has been added and the disclosures have been made.

Item 3. Description of Property, page 14

17.
Please revise the last sentence of the second paragraph. It either contains a typographical error, or it should be rewritten to speak of the date of your Form 10SB. If it is the latter, then the lease expired on August 31, 2005 and it has been extended for an additional year.

The last sentence contained a typographical error and has been corrected to reflect that the lease expires on August 31, 2006.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 15

Clarify in the table which listed persons are on the board and which person is the independent director referred to in the first paragraph. See Item 401(a)(2) of Regulation S-B.

The table has been revised to reflect the fact that the Issuer does not have an independent director which was stated in error.

18.	For each director, disclose the term in office the as a director and the period during which the person has served. See Item 401(a)(3) of Regulation S-B.

The requested disclosures have been made.

19.	Expand the biographical disclosure to clarify the business experience of each named person during the past 5 years….

The requested disclosures have been made.

Item 6. Executive Compensation, page 16

20.
You disclose in the first paragraph that you agreed to pay four officers of TAIS a salary of $100,000 per year each for five years beginning March 11, 2005. Item 402 requires you to disclose the compensation of these individuals if they also were paid any additional compensation in options, bonuses, perquisites or other covered compensation, such that the total compensation exceeded $100,000. Please advise or revise.

Please be advised that these individuals have not received any additional compensation and the total compensation does not exceed $100,000. We have added a new table to indicate and disclose that their total compensation did not exceed $100,000.

21.	Four officers listed in the summary compensation table received 250,000 options. Please revise to include the option grants table and option exercises table or advise. See Items 402(c) and (d).

The table has been added.

ISI and Non-ISO Stock Option Plan, page 16

22.	Please revise the heading and related disclosure to conform to the language and terms of Item 402.

The heading has been revised and a table has been added to reflect the options granted.

Consolidated financial statements

General

23.
Considering the significance of fixed assets and work in progress held by you in Russia, please have your independent accounting firm tell us the audit procedures used to determine the existence of these assets, the appropriate values assigned to these assets in the consolidated balance sheets and of its expertise in valuing assets held in Russia.

With respect to the Company’s fixed assets, the independent auditor while in Russia observed the existence of such assets, principally computer equipment and office furniture and fixtures. The independent auditor also obtained detailed fixed asset schedules of purchases for the past five years, vouching several purchases and testing the related depreciation expense calculations. Although the Independent Auditor does not specialize in auditing Russian assets, he performs a significant number of International Audits, including the Netherlands, United Kingdom, China, South Africa and Australia. He further asserts that the nature of the fixed assets, i.e. computers and office furniture and fixtures, would not require valuation tests unique to Russia and therefore any audit steps would not be different because the assets were specifically located in Russia.

With respect to work in process, this was the first time the Company had work in process and the work in process arose subsequent to the audit date. The independent auditor has discussed the accounting for the work in process with us. The Company secured a large contract and is performing services billable at specified stages of completion. The work in process consists of accumulated time and material charges at cost, through the financial statements date.

Notes To Financial Statements

Statement of Stockholder’s Equity, page 27

23.	Please revise to disclose the following:

●	Disclose the valuation methodology and the assumptions used to value the shares issued in exchange for services.

●
Describe the business purpose for the issuance of shares at par and the issuance of shares at par to directors. If the shares were issued as director compensation or in exchange for services, disclose why you believe that the shares should be valued at par considering that you have had sales for cash of $0.15 and $0.005 per share.

●
Your stock sales during 2004 total $85,250. However, the statement of cash flows on page 26 shows cash inflows of only $75,250. Please reconcile these amounts and disclose what the difference is attributable to.

The valuation methodology and assumptions utilized to value the shares issued for Legal services were the value of the services performed as billed by the attorneys.

The Company issued 25,000,000 shares to the founder’s trust at the inception of the corporation prior to any merger with the Russian subsidiary and as such, the Company had no assets or value. The Company therefore concluded par value was the most appropriate valuation at the time. The Company sold its shares for $0.005 and $0.15 per share subsequent to the merger and when the Company had achieved pink sheet status.

The Company issued 7,500,000 shares to individuals and an Officer of the Company at inception when the Company had no assets or value and the shares were issued prior to the merger with the Russian company. The Company was able to sell its shares for $0.005 and $0.15 per share only after the merger and the Company had achieved pink sheet status.

The Company had stock sales of $85,250. The original statement of cash flows did not include the cost of the private placement legal fees of $10,000. The statement of cash flows has been revised to show the correct amounts.

Note B-Summary of Significant Accounting Policies, page 33

General

25.
Please revise this section to include your accounting policies for all material terms included in your financial statements, including but not limited to your accounting policies for work in progress, income taxes and stock based compensation.

Note B has been revised to expand the significant accounting policy disclosures to cover all relevant policies.

26.	Please revise this section to disclose how you account for costs incurred in the development of your software and the software related revenues.

The Company has not incurred any significant software development costs to date. In the future, the Company will account for such costs in accordance with SFAS 86 and SOP 98-1 as indicated in the additions to the accounting policy footnotes.

27.
On page 5 you state that you will host customers’ systems and provide hot back up and disaster recovery services for customers that operate their own data centers and on page 9 you state that you intend to sell your reservation software as a part of a suite of browser based corporate products. Please disclose how you have considered SOP 97-2 in accounting for your multiple deliverables.

As indicated in the accounting policies footnote, software revenues are accounted for in accordance with prescribed revenue recognition policies called for under SOP 97-2.